COMPASS DIVERSIFIED HOLDINGS
COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

June 10, 2022
VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561
Attn: Beverly Singleton, Andrew Blume
Re:    Compass Diversified Holdings
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34927
Compass Group Diversified Holdings LLC
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34926

Ladies and Gentleman:

    On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “LLC”) (collectively, the "Company"), set forth below is our response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 27, 2022 relating to the above-captioned Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on February 24, 2022 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Our Businesses, page 92

1. We note that you present pro forma results of operations of BOA Holdings Inc. ("BOA") and Lugano Diamonds & Jewelry, Inc. ("Lugano") for fiscal years 2020 and 2019 and of Marucci Sports, LLC ("Marucci") for fiscal years 2021 and 2020. Please be advised that pro forma discussions based upon Article 11 of Regulation S-X should not be discussed in isolation and should not be presented with greater prominence than the discussion of historical financial statements required by Item 303(b) of Regulation S-K. Accordingly, please ensure that your results of operations include a discussion based on historical results and that such discussion is provided on a more prominent basis than the supplemental pro forma results. For example, discuss the impact your current year acquisitions, such as Lugano, had on your historical current year results and for prior year acquisitions, such as BOA and Lugano, include a discussion comparing historical results for the current year to the partial prior year results. Please also confirm that your pro forma results have been calculated in complete accordance with the requirements of Article 11.
We acknowledge the Staff’s comment, and note that we provide a discussion on historical consolidated results of operations in the beginning of Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations, which includes reference to the acquisition of Lugano Diamonds in September 2021, BOA in October 2020 and Marucci Sports in April 2020 and the following description: "in the following results of operations, we provide (i) our actual Consolidated Results of Operations for the years ended December 31, 2021, 2020 and 2019, which includes the historical results of operations of each of our businesses (operating segments) from the date of acquisition in accordance with generally accepted accounting principles in the United States ("GAAP" or "US GAAP") and (ii) comparative historical components of the results of operations for each of our businesses on a stand-alone basis (“Results of Operations – Our Businesses”), for each of the years ended December 31, 2021, 2020 and 2019, where all years presented include relevant pro-forma adjustments for pre-acquisition periods and explanations where applicable." In response to the Staff's comment, the Company respectfully informs the Staff our historical results of operations include a discussion, where material, of the effect on our historical operations of Lugano Diamonds, BOA and Marucci Sports subsequent to their acquisition date.
Subsequent to discussion of consolidated historical results of operations, the Company presents comparative historical results of operations for each of our businesses on a stand-alone basis which include relevant pro-forma adjustments prepared in a manner consistent with Article 11 of Regulation S-X for periods prior to acquisition date. To the extent that we present periods prior to the acquisition date of those businesses, we obtain these results of operations prior to our ownership from historical financial records of the acquired business for purposes of this pro-forma presentation. The Company believes that presenting pro-forma comparative results in the MD&A provides the reader with a more complete picture of the results of the acquired business.

Reconciliation of Non-GAAP Financial Measures, page 114

2. We note Adjusted EBITDA includes an adjustment to remove "management fees" that reflect fees due quarterly to your manager in connection with your Management Services Agreement ("MSA"). We further note from your disclosures on page 12 that your manager manages your day-to-day operations and affairs and oversees the management and operations of your businesses and that the fee is payment for the services the manager performs on your behalf. Considering the management fees appear to represent normal, recurring, cash operating expenses necessary to operate your business, please tell us why you believe the adjustment is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
The Company acknowledges the Staff’s comment regarding the adjustment to remove "management fees" from the calculation of Adjusted EBITDA. The Company has reviewed the guidance under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”) issued on May 17, 2016, which indicates that “presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” As set forth in Rule 100(b), whether or not the measure is misleading should be evaluated “together with the information accompanying that measure and any other accompanying discussion of that measure.” We respectfully advise the Staff that we have considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and we believe that the exclusion of management fees from our calculation of Adjusted EBITDA is appropriate. The Company excludes management fees from Adjusted EBITDA because, while the amounts of such fees are contractually specified and payable in cash, they do not relate to the Company’s core operations. The Company believes it is useful for investors to assess the business in the same manner as management, particularly when measuring the performance of the Company’s subsidiaries relative to that of their peers. As noted on page 115 of the Form 10-K, the Company uses Adjusted EBITDA to measure operational performance and to allow investors to view the performance of the Company’s subsidiary businesses in a manner similar to the methods used by management of its businesses. The Company’s management uses these measures in developing internal budgets and forecasts and to compare its performance against that of other peer companies using similar measures. The Company believes that it is important that investors can review the Company’s financial metrics in the same manner that management uses to manage the business and, consistent with Item 10(e)(1)(i), to explain why Adjusted EBITDA provides useful information to investors and the purposes for which management uses such metric. Management fees are predominantly a corporate, non-segment expense. The adjustment to remove management fees from the calculation of Adjusted EBITDA on a subsidiary level is useful to investors seeking to compare the performance of the Company’s subsidiaries with that of their respective peers. Management fees are not indicative of the ongoing core operations of the Company’s subsidiaries, which are the focus of both management and the investing community when evaluating the performance of the Company and the Company’s subsidiaries alongside that of its peers. The Company believes that including performance measures such as Adjusted EBITDA without adjusting for particular non-core items that affected performance in each period would make it more difficult for investors and investment analysts to evaluate period-over-period performance of the Company’s core business operations.
The Company believes that the information provided in its Annual Report on Form 10-K (the “ Form 10-K”) under “Related Party Transactions and Certain Transactions Involving our Business – Management Services Agreement,” and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations — Compass Diversified Holdings,” as well as in “Note Q” in the Notes to Consolidated Financial Statements and elsewhere in the Company’s Form 10-K, clearly describe the nature and magnitude of the adjustments. Furthermore, in the “Reconciliation of Non-GAAP Financial Measures” section of the Form 10-K, the addition of management fees to the calculation of Adjusted EBITDA is disclosed in both narrative and tabular form. Therefore, if an investor would prefer to calculate Adjusted EBITDA without making the adjustment, the investor could easily make that calculation. The Company believes that this substantial disclosure mitigates any risk that the adjustment could be misleading. We also note that Question 102.03 of the C&DIs provides that “[t]he fact that a registrant cannot describe a charge or gain as nonrecurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.”
In addition, the management fees are paid to a related party and, as described in the Form 10-K under the heading “Related Party Transactions and Certain Transactions Involving our Business – Management Services Agreement,” the management fee is partly deferred or modified from time to time for reasons unrelated to the operations of the Company or particular subsidiary businesses. Because the timing and amounts of these charges can vary significantly due to events that are unusual and not likely to recur in the ordinary course of the Company’s business cycle, the Company believes that excluding the amounts of these items from Adjusted EBITDA allows investors to evaluate the Company’s core operations more accurately on a period-to-period basis. Therefore, the Company believes that including management fees within the calculation of Adjusted EBITDA could undermine period-to-period comparisons and distort the Company’s ability to report the growth or contraction of its business.
Further in support of the Company’s position that the add-back of management fees to the calculation of Adjusted EBITDA provides for a better representation of the Company’s performance, the Company notes that its Second Amended and Restated Credit Agreement, dated March 31, 2021, between the Company and the lenders party thereto adds management fees back to the calculation of “Portfolio Company EBITDA” which is used for determining compliance with financial covenants. Accordingly, this adjustment included in calculating Adjusted EBITDA is consistent with the presentation required under the Company’s credit agreement. The Company believes its lenders have agreed to such adjustments for the reasons noted above.

Financial Statements
Note B - Summary of Significant Accounting Policies
Inventories, page F-15

3. You disclose that inventories are stated at the lower of cost or market and that market value for raw materials and supplies is based on current replacement cost. Please clarify if you recognize inventory at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. Also tell us how recording raw material inventory at the lower of cost or current replacement cost complies with ASC 330-10-35-1B.
We acknowledge the Staff’s comment and confirm that we measure our inventory at the lower of cost or net realizable value consistent with the guidance in ASC 330-10-35-1B. We used the term "market" in relation to valuation of inventories with the intention of being synonymous with "net realizable value." We will revise our disclosure in future periodic reports beginning with our 2022 Form 10-K for the fiscal year ending December 31, 2022, to clarify that our inventory is measured at the lower of cost or net realizable value.

Note C - Acquisition of Businesses, page F-18
4. Please revise the purchase price allocation tables for each acquisition to conform to the illustration presented in ASC 805-10-55-41, whereby goodwill represents the residual of consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net assets acquired. Your current presentation includes goodwill within the allocation of assets acquired. Pursuant to ASC 805-30-50-1(b), also clearly disclose for each acquisition the acquisition-date fair value of each major class of consideration transferred.
The Company acknowledges that the purchase price allocation tables in Note C - Acquisition of Businesses do not conform to the illustration presented in ASC 805-10-55-41, however, for each acquisition, goodwill is calculated as the excess of the consideration transferred (as reconciled within the tables) over the fair value of the identifiable net assets acquired in accordance with ASC 805-30-30-1. We disclose the manner in which the goodwill is calculated in the paragraph immediately following the purchase price allocation tables. The Company believes that the information disclosed in Note C - Acquisition of Businesses, provides the disclosure information necessary to enable users of our financial statements to evaluate the nature of our acquisitions in accordance with the guidance in ASC 805-10-50.
The Company notes that in Note C - Acquisition of Businesses, for the acquisitions of Lugano Diamonds and Jewelry, Inc. in 2021, and Marucci Sports, LLC and Boa Technology, Inc. in 2020, we have included a table with a reconciliation of the acquisition consideration to the allocation of the purchase price. In the paragraphs preceding the tables in Note C, we disclose the amount of the net purchase price, including proceeds from noncontrolling shareholders and net of transaction costs, and indicate how the purchase price was funded, either through cash on our consolidated balance sheet or a cash draw on our revolving credit facility, or a combination of both financing sources.

Note F - Operating Segment Data, page F-32

5. Please address the following comments related to your segment footnote disclosures:

•Tell us and revise future filings to disclose the nature of the items included in the "Corporate and other" line item used to reconcile your segment profit (loss) to the consolidated statements of operations. See ASC 280-10-50-30 and -31.
•Although footnote (1) on page F-34 indicates that segment profit (loss) represents operating income (loss), we note that the subtotal does not agree to "Operating income" on your statements of income. Please clarify what this statement means and revise your disclosures in future filings accordingly. In doing so, revise your segmental MD&A references to "Income from operations" so that they are not confused with the "Operating income" line item on your statements of income.

The Company acknowledges the Staff's comment and will revise future filings in response to the Staff's comment. In Note A - Organization and Business, the Company discloses that it is a controlling owner of ten businesses, or operating segments at December 31, 2021, and discloses the existence of the management services agreement (the "Management Services Agreement" or "MSA") with Compass Group Management LLC, a Delaware limited liability Company (“CGM” or the “Manager”). The Company's disclosures in Note F - Operating Segment Data is made in accordance with ASC 280-10-50-29 and represents the measurement of segment profit and loss for each of our operating segments and includes the reconciliation of segment profit and loss to the Company's consolidated income (loss) from continuing operations before taxes. The reconciliation includes the line item "Corporate and other" which is comprised of items that are not included in the operating income of our operating segments, namely corporate general and administrative expenses incurred at the LLC, and management fees paid by the LLC to CGM in accordance with the MSA, as well as amortization of debt issuance costs and loss on debt extinguishment expense incurred in the years ended December 31, 2021 and 2019. Each of the items included in the "Corporate and other" are disclosed elsewhere in our 10-K. The following is a schedule of the expense items that comprise the "Corporate and Other" line item in the reconciliation of Segment Profit and Loss included in Note F:

	Year ended December 31,
(in thousands)	2021	2020	2019

Corporate - general and administrative expenses	$(17,323)	$(14,202)	$(14,867)
Corporate - management fees	(41,506)	(29,402)	(32,280)
Amortization of debt issuance costs	(2,979)	(2,454)	(3,314)
Loss on debt extinguishment	(33,305)	—	(12,319)
Loss on sale of securities	—	—	(10,193)
	$(95,113)	$(46,058)	$(72,973)

We confirm that the Company will comply with the Staff's comment by including in future filings additional disclosure regarding the nature of the items included in the reconciliation for "corporate and other" for the periods presented in accordance with the guidance in ASC 280-10-50-30 and 31.
As the Staff has noted, the Company includes a footnote to the Segment Profit and Loss table in Note F that indicates segment profit (loss) represents operating income (loss). ASC 280 does not define the segment profit or loss measure to be reported, but rather the measure of segment profit loss disclosed should be the measure used by the chief operating decision maker to make decisions about allocating resources to the segment and to assess segment performance. This footnote is provided to inform a reader that the Company has determined that the disclosure of segment profit and loss in accordance with ASC 280-10-50-22 is the operating income (loss) of the individual operating segment. The subtotal in the table represents the operating income specific to our operating segments and does not include corporate general and administrative expenses or corporate management fees. The sum of the operating income of the segments and the corporate expenses equals the "Operating Income" on our consolidated statement of operations for each of the years presented. Within our MD&A, we present components of the results of operations for each of our operating segments and income (loss) from operations as presented in the MD&A equals the segment profit (loss) disclosed for each business in Note F. In both cases, this amount represents the operating income (loss) of the operating segment, which when corporate general and administrative expense and corporate management fees are added in, comprise the operating income line item in our consolidated statement of operations. We will revise in future filings the description of segment operating income in the MD&A to "income (loss) from operations" for each of our segments.
Please contact me at (203) 221-1703 and ryan@compassdiversified.com with any questions or further comments regarding our responses to the Staff's comments.

Sincerely,

    /s/ Ryan J. Faulkingham
    Ryan J. Faulkingham
    Chief Financial Officer

cc:    Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
    Mr. Evan A. Toebbe, Squire Patton Boggs (US) LLP